UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BioFuel Energy Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
09064Y109
(CUSIP Number)
Thomas J. Edelman 667 Madison Avenue, 4th Floor New York, NY 10065 Tel.: (212) 371-1117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  09064Y109

1	NAMES OF REPORTING PERSONS. THOMAS J. EDELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER

    9,900,000 SHARES OF COMMON STOCK
    1,156,834 SHARES OF CLASS B COMMON STOCK AND 1,156,834 UNITS OF BIOFUEL ENERGY, LLC
    11,056,834 AGGREGATE SHARES OF COMMON STOCK AND CLASS B COMMON STOCK

	8	SHARED VOTING POWER 50,000 SHARES OF COMMON STOCK
	9
SOLE DISPOSITIVE POWER

    9,900,000 SHARES OF COMMON STOCK
    1,156,834 SHARES OF CLASS B COMMON STOCK AND 1,156,834 UNITS OF BIOFUEL ENERGY, LLC
    11,056,834 AGGREGATE SHARES OF COMMON STOCK AND CLASS B COMMON STOCK

	10	SHARED DISPOSITIVE POWER 50,000 SHARES OF COMMON STOCK

CUSIP No.  09064Y109

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    9,950,000 SHARES OF COMMON STOCK
    1,156,834 SHARES OF CLASS B COMMON STOCK AND 1,156,834 UNITS OF BIOFUEL ENERGY, LLC
    11,106,834 AGGREGATE SHARES OF COMMON STOCK AND CLASS B COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)1

    9.5% OF THE AGGREGATE OUTSTANDING SHARES OF COMMON STOCK
    6.1% OF THE AGGREGATE OUTSTANDING SHARES OF CLASS B COMMON STOCK
    9.0% OF THE AGGREGATE OUTSTANDING SHARES OF COMMON STOCK AND CLASS B COMMON STOCK

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

  1  As of November 7, 2011, and September 30, 2011, respectively, the Issuer had 104,292,060 shares of Common Stock issued and outstanding (exclusive of 809,606 shares held in treasury) and 18,921,952 shares of Class B Common Stock issued and outstanding, based upon information provided in the Issuer’s most recent Form 10-Q, filed November 14, 2011.  The total number of shares of Common Stock and shares of Class B Common Stock issued and outstanding, based upon information provided in the Issuer’s most recent Form 10-Q, filed November 14, 2011, is 123,214,012.

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”) and shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), 1600 Broadway, Suite 2200, Denver, CO 80202, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on March 23, 2011 (the “First Amendment”).

This Amendment is being filed by Thomas J. Edelman (the “Reporting Person”).

As of the date hereof, the Reporting Person is the holder of 1,156,834 membership units (“Units”) of BioFuel Energy, LLC (the “LLC”), a subsidiary of the Issuer.  Holders of Units of the LLC are entitled to pro rata economic benefits in the LLC, but no voting rights in the LLC.  In addition, holders of Units of the LLC (other than the Issuer) hold one share of Class B Common Stock of the Issuer for each Unit held.  Shares of Class B Common Stock entitle the holder to one vote for each share held of record on all matters on which stockholders of the Issuer generally are entitled to vote.  Holders of Units of the LLC (other than the Issuer) may exchange their Class B Common Stock along with their Units for shares of the Issuer’s Common Stock on a one-for-one basis.  Upon such exchange, the shares of Class B Common Stock become retired without further action.

The Reporting Person is filing this Amendment in connection with the disposition by the Reporting Person of securities of the Issuer beginning on November 4, 2011.  The failure to file this Amendment promptly following the first material change in the Reporting Person’s beneficial ownership was inadvertent.  All of the Reporting Person’s holdings as of the date hereof and all purchases and sales of the Issuer’s securities since the date of the First Amendment are reported herein.  This Amendment is being filed to amend Item 5 as follows:

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

(a)           As of November 7, 2011, the Issuer had 104,292,060 shares of Common Stock issued and outstanding (exclusive of 809,606 shares held in treasury), based upon information provided in the Issuer’s most recent Form 10-Q, filed with the Commission on November 14, 2011.  As of September 30, 2011, the Issuer had 18,921,952 shares of Class B Common Stock issued and outstanding and 18,921,952 Units of the LLC outstanding, based upon information provided in the Issuer’s most recent Form 10-Q, filed with the Commission on November 14, 2011.  The total number of shares of Common Stock and shares of Class B Common Stock issued and outstanding, based upon information provided in the Issuer’s most recent Form 10-Q, filed with the Commission on November 14, 2011, is 123,214,012.

As of the date of this Amendment, the Reporting Person beneficially owns 9,950,000 shares of the Issuer’s Common Stock, representing approximately 9.5% of the Common Stock issued and outstanding.  As of the date hereof, the Reporting Person owns 1,156,834 shares of Class B Common Stock and 1,156,834 Units of the LLC, representing approximately 6.1% of the Class B Common Stock and Units of the LLC outstanding.  The shares of Class B Common Stock and Units of the LLC beneficially owned by the Reporting Person may be exchanged at any time on a one-to-one basis for shares of the Issuer’s Common Stock, after which exchange the shares of Class B Common Stock become retired without further action.  The total number of shares of Common Stock and Class B Common Stock beneficially owned by the Reporting Person represents approximately 9.0% of the total number of shares of Common Stock and Class B Common Stock issued and outstanding.

Item 5(b) is hereby amended and restated as follows:

(b)           The Reporting Person has the sole power to vote and dispose of 9,900,000 shares of the Issuer’s Common Stock and the sole power to vote and dispose of 1,156,834 shares of Class B Common Stock.  The Reporting Person shares the power to vote and dispose of 50,000 shares of the Issuer’s Common Stock with his spouse.

Item 5(c) is hereby amended and restated as follows:

(c)           The transactions in the Issuer’s securities effected since March 23, 2011 by the Reporting Person are listed in Annex A attached hereto and made a part hereof.  All sales of Common Stock listed in Annex A were effected by the Reporting Person through open-market transactions.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2011

	By:	/s/ Thomas J. Edelman
Thomas J. Edelman

               The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Annex A

DATE	ACQUISITION OR DISPOSITION/SALE	NUMBER OF SHARES (SECURITY)	AVERAGE PRICE PER SHARE	HOW TRANSACTION WAS EFFECTED
11/04/11	Sale	520,000 (Common Stock)	$0.57	Open-market sale
11/07/11	Sale	763,077 (Common Stock)	$0.59	Open-market sale
11/08/11	Sale	80,000 (Common Stock)	$0.56	Open-market sale
11/09/11	Sale	70,000 (Common Stock)	$0.55	Open-market sale